SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Baosheng Media Group Holdings Limited

(Name of Issuer)

Ordinary shares, $0.0005 par value per share

(Title of Class of Securities)

G08908108

(CUSIP Number)

February 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G08908108 has been assigned to the ordinary shares (“Ordinary Shares”) of the Issuer, which are listed on the Nasdaq Capital Market under the symbol “BAOS.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G08908108

1	Name of Reporting Person Majesty Enterprises Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”)

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.33% (2)
12	Type of Reporting Person FI

(1)	Represents 2,000,000 ordinary shares indirectly held by CMGE Technology Group Ltd (HKEX: 00302), a listed company on the Hong Kong Stock Exchange.

(2)	The beneficial ownership percentage is calculated based on 27,300,000 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. G08908108

1	Name of Reporting Person CMGE Technology Group Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.33% (2)
12	Type of Reporting Person FI

(1)	Represents 2,000,000 shares indirectly held by CMGE Technology Group Ltd through Majesty Enterprises Limited.

(2)	The beneficial ownership percentage is calculated based on 27,300,000 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. G08908108

ITEM 1.

(a)	Name of Issuer:

Baosheng Media Group Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

Room 901, Block B, Jinqiu International Building, No. 6 Zhichun Road, Haidian District, Beijing, China

ITEM 2.

(a)	Name of Person Filing:

(i)	Majesty Enterprises Limited
(ii)	CMGE Technology Group Ltd

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The addresses of the Reporting Persons are:

(i)	Majesty Enterprises Limited

13/F, 8 Wyndham Street, Central, Hong Kong

(ii)	CMGE Technology Group Ltd

13/F, No 8 Wyndham Street, Central, Hong Kong

(c)	Citizenship:

(i)	Majesty Enterprises Limited

Hong Kong

(iii)	CMGE Technology Group Ltd

The Cayman Islands

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0005 per share

(e)	CUSIP Number: G08908108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(1)(3)	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power(1)
Majesty Enterprises Limited (2)	2,000,000	7.33%	0	2,000,000	0	2,000,000
CMGE Technology Group Ltd	2,000,000	7.33%	0	2,000,000	0	2,000,000

____________

(1)	Represents the number of ordinary shares indirectly held by CMGE Technology Group Ltd through Majesty Enterprises Limited as of the date of this filing.

(2)	Majesty Enterprises Limited is wholly owned and controlled by CMGE Technology Group Ltd.

(3)	The beneficial ownership percentage is calculated based on 27,300,000 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2021

Majesty Enterprises Limited

/s/ Jian Xiao
Name: Jian Xiao
Title: Director

CMGE Technology Group Ltd

/s/ Jian Xiao
Name: Jian Xiao
Title: Executive Director, Chairman of the Board of Directors and Chief Executive Officer